Exhibit 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - REAL ESTATE TRUST ONLY

	For the Twelve Months Ended September 30,
(Dollars in thousands)	2006		2005	2004	2003	2002
FIXED CHARGES:
Interest and debt expense	$51,645		$46,503	$58,645	$48,970	$49,086
Ground rent	—		—	—	—	—

Total fixed charges for ratio	$51,645		$46,503	$58,645	$48,970	$49,086

EARNINGS:
Operating loss	$(2,030)		$(7,368)	$(22,648)	$(13,645)	$(17,735)
Equity in earnings of unconsolidated entities	(10,051)		(8,246)	(7,788)	(7,248)	(8,811)
Distributions from unconsolidated entities	14,821		13,272	12,550	12,048	11,496
Capitalized interest	(1,129)		—	—	—	(287)

	1,611		(2,342)	(17,886)	(8,845)	(15,337)
Total fixed charges for ratio	51,645		46,503	58,645	48,970	49,086

Total earnings for ratio	$53,256		$44,161	$40,759	$40,125	$33,749

RATIO OF EARNINGS TO FIXED CHARGES	1.03	x	Less than 1	Less than 1	Less than 1	Less than 1

Excess (deficiency) of available earnings to fixed charges	$1,611		$(2,342)	$(17,886)	$(8,845)	$(15,337)